EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Chris Burns Ph: 800-252-3526 David Marshall Ph: 353-1-709-4444	Niamh Lyons Ph: 353-1-663-3600 US Media Relations Ph: 866-964-8256

ELAN REPORTS FIRST QUARTER 2011 FINANCIAL RESULTS

Dublin, Ireland, April 20, 2011 – Elan Corporation, plc, today reported its first quarter 2011 financial results.

Elan CEO, Kelly Martin, commented, “The first quarter results provide further evidence as to our consistency in generating progress across all aspects of the business. Revenue growth from Tysabri combined with disciplined expense management has created meaningful operating leverage for the Company.”

Mr. Martin commented further, “This is a unique time for Elan and we remain focused on driving further operating leverage into our business. At the same time, we will continue to intelligently invest in both science and clinical activities that may differentiate Elan globally as it relates to innovation and focus on neuroscience.”

Elan EVP and CFO Shane Cooke said the Company was pleased with the strong start to the year, which saw continued growth of 23% in Tysabri revenues in the first quarter of 2011 as compared to the first quarter of 2010. The growth of revenues from Tysabri, which has now reached an annualized run-rate of $1.4 billion in in-market sales, offset the loss of revenues from a number of legacy products. This growth combined with lower operating expenses led to Adjusted EBITDA of $63.3 million and, after including a previously announced legal settlement gain of $78.0 million, led to Elan recording net income of $68.2 million in the quarter.

Mr. Cooke added, “The outlook for the remainder of the year remains positive and we are re-confirming our full-year guidance to be cash flow positive, and now expect Adjusted EBITDA to exceed $200 million, driven by accelerating revenue growth.”

Unaudited Consolidated U.S. GAAP Income Statement Data
	Three Months Ended March 31
	2010 US$m	2011 US$m
Revenue (see page 7)
Product revenue	305.8	311.0
Contract revenue	4.7	2.0
Total revenue	310.5	313.0
Cost of goods sold	145.5	156.1
Gross margin	165.0	156.9

Operating Expenses (see page 12)
Selling, general and administrative	64.0	57.3
Research and development	64.8	59.5
Legal settlement gain	—	(78.0)
Other net charges (see page 15)	3.5	2.3
Total operating expenses	132.3	41.1
Operating income	32.7	115.8

Net Interest and Investment Gains and Losses
Net interest expense	28.2	30.2
Net loss on equity method investment (see page 14)	4.8	12.5
Net investment gains	(5.5)	—
Net interest and investment gains and losses	27.5	42.7

Net income before tax	5.2	73.1
Provision for income taxes	12.0	4.9
Net income/(loss)	(6.8)	68.2

Basic net income/(loss) per ordinary share	(0.01)	0.12
Basic weighted average number of ordinary shares outstanding (in millions)	584.5	586.3

Diluted net income/(loss) per ordinary share	(0.01)	0.12
Diluted weighted average number of ordinary shares outstanding (in millions)	584.5	590.1

Unaudited Non-GAAP Financial Information – Adjusted EBITDA

Non-GAAP Financial Information Reconciliation Schedule	Three Months Ended March 31
	2010 US$m	2011 US$m

Net income/(loss)	(6.8)	68.2
Net interest expense	28.2	30.2
Provision for income taxes	12.0	4.9
Depreciation and amortization	15.8	12.7
Amortized fees	(0.1)	—
EBITDA	49.1	116.0
Share-based compensation	9.5	10.5
Legal settlement gain	—	(78.0)
Other net charges	3.5	2.3
Net loss on equity method investment	4.8	12.5
Net investment gains	(5.5)	—
Adjusted EBITDA	61.4	63.3

To supplement its consolidated financial statements presented on a U.S. GAAP basis, Elan provides readers with Adjusted EBITDA, a non-GAAP measure of operating results. Adjusted EBITDA is defined as net income or loss plus or minus net interest expense, provision for income taxes, depreciation and amortization of costs and revenue, share-based compensation, legal settlement gain, other net charges, net loss on equity method investment and net investment gains. Adjusted EBITDA is not presented as, and should not be considered an alternative measure of operating results or cash flows from operations, as determined in accordance with U.S. GAAP. Elan’s management uses Adjusted EBITDA to evaluate the operating performance of Elan and its business and this measure is among the factors considered as a basis for Elan’s planning and forecasting for future periods. Elan believes Adjusted EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. Adjusted EBITDA is used as analytical indicator of income generated to service debt and to fund capital expenditures. Adjusted EBITDA does not give effect to cash used for interest payments related to debt service requirements and does not reflect funds available for investment in the business of Elan or for other discretionary purposes. Adjusted EBITDA, as defined by Elan and presented in this press release, may not be comparable to similarly titled measures reported by other companies. A reconciliation of Adjusted EBITDA to net income/(loss) is set out in the table above titled, “Non-GAAP Financial Information Reconciliation Schedule”.

Unaudited Consolidated U.S. GAAP Balance Sheet Data

	December 31 2010 US$m	March 31 2011 US$m
Assets
Current Assets
Cash and cash equivalents	422.5	497.3
Restricted cash and cash equivalents — current	208.2(1)	2.6
Investment securities — current	2.0	1.7
Deferred tax assets — current	41.8	39.3
Other current assets	246.0	257.5
Total current assets	920.5	798.4

Non-Current Assets
Intangible assets, net	376.5	372.7
Property, plant and equipment, net	287.5	284.7
Equity method investment	209.0	196.5
Investment securities — non-current	9.4	9.8
Deferred tax assets — non-current	154.3	152.6
Restricted cash and cash equivalents — non-current	14.9	14.9
Other assets	45.4	45.2
Total Assets	2,017.5	1,874.8

Liabilities and Shareholders’ Equity
Accounts payable, accrued and other liabilities	346.5	330.0
Settlement reserve	206.3	—
Long-term debt	1,270.4	1,270.9
Shareholders’ equity (see page 15)	194.3	273.9
Total Liabilities and Shareholders’ Equity	2,017.5	1,874.8

(1) Current restricted cash and cash equivalents at December 31, 2010 included $203.7 million held in an escrow account in relation to the Zonegran settlement reserve; this settlement was paid in March 2011.

Unaudited Consolidated U.S. GAAP Cash Flow Data

	Three Months Ended March 31
	2010 US$m	2011 US$m

Adjusted EBITDA	61.4	63.3
Net interest and tax	(34.6)	(29.9)
Legal settlement gain	—	78.0
Settlement reserve charge	—	(206.3) (1)
Other net charges	(2.0)	(2.3)
Working capital increase	(2.4)	(28.0)
Cash flows from/(used in) operating activities	22.4	(125.2)

Net purchases of tangible and intangible assets	(8.9)	(6.4)
Net proceeds from sale/(net purchase) of investments	6.7	(0.4)
Cash flows from financing activities	6.3	1.2
Restricted cash and cash equivalents movement	—	205.6 (1)
Net cash movement	26.5	74.8
Beginning cash balance	836.5	422.5
Cash and cash equivalents at end of period	863.0	497.3

(1) The settlement reserve charge outflow related to the Zonegran settlement that was paid in March 2011. The restricted cash and cash equivalents movement includes the $203.7 million that was held in escrow in relation to this settlement.

Overview

Operating results

Total revenue for the first quarter of 2011 increased to $313.0 million from $310.5 million for the same period of 2010. The increase in total revenue was due to the 20% growth in global in-market net sales of Tysabri®, which more than offsets the cessation of revenues from a number of legacy products including Azactam®, Prialt®, Maxipime® and Skelaxin®, which contributed $38.7 million in revenues in the first quarter of 2010. Elan’s recorded sales of Tysabri increased 23% to $245.2 million for the first quarter of 2011, from $198.8 million for first quarter of 2010. This increase reflects the 20% growth in global in-market net sales of Tysabri to $349.4 million for the first quarter of 2011 from $291.9 million for the same period of 2010. This was a result of the 16% increase in patients on therapy worldwide to approximately 58,400 patients at the end of March 2011 from approximately 50,300 at the end of March 2010.

Operating income for the first quarter of 2011 was $115.8 million, compared to $32.7 million for the first quarter of 2010. The operating income in the first quarter of 2011 reflects the legal settlement gain of $78.0 million in relation to the previously announced settlement with Abraxis Biosciences, Inc. (Abraxis, since acquired by Celgene Corporation) regarding Abraxane®.

Operating income, excluding the legal settlement and other net charges, for the first quarter of 2011 was $40.1 million, compared to $36.2 million for the first quarter of 2010, and Adjusted EBITDA was $63.3 million for the first quarter of 2011, compared to $61.4 million for the same period of 2010. This improved operating performance  principally reflects the continued growth of Tysabri and a 9% decrease in combined selling, general and administrative (SG&A) and research and development (R&D) expenses, compared to the first quarter of 2010, partially offset by a lower gross margin due to the loss of higher gross margins associated with the legacy products.

Cash flows used in operating activities of $125.2 million for the first quarter of 2011 included the payment of the previously announced Zonegran settlement and related costs of $206.3 million, and the receipt of the $78.0 million legal settlement in relation to the Abraxis litigation. Cash flows generated by operating activities, excluding legal settlements, were $3.1 million for the first quarter of 2011, compared to $22.4 million for the same period of 2010, primarily reflecting working capital movements, partially offset by lower interest costs and the improved operating performance.

For the first quarter of 2011, Elan reported net income of $68.2 million, compared to a net loss of $6.8 million for the same period of 2010. The net income in the first quarter of 2011 includes the $78.0 million legal settlement gain in relation to the Abraxis litigation.

A reconciliation of Adjusted EBITDA to net income/(loss), is presented in the table titled, “Unaudited Non-GAAP Financial Information – Adjusted EBITDA,” included on page 3. Included at Appendix I is a further analysis of the results and Adjusted EBITDA between the BioNeurology and EDT businesses.

Total Revenue

For the first quarter of 2011, total revenue increased to $313.0 million from $310.5 million for the same period of 2010. Revenue from the BioNeurology business increased by 6% for the first quarter of 2011 while revenue from the EDT business decreased by 14%, compared to the first quarter of 2010. Revenue is analyzed below between revenue from the BioNeurology and EDT business units.

	Three Months Ended March 31
	2010 US$m	2011 US$m
Revenue from the BioNeurology business	234.1	247.1
Revenue from the EDT business	76.4	65.9
Total revenue	310.5	313.0

Revenue from the BioNeurology business

For the first quarter of 2011, revenue from the BioNeurology business increased by 6% to $247.1 million from $234.1 million for the first quarter of 2010. The increase was primarily due to the 20% growth in global in-market net sales of Tysabri, which more than offset the cessation of revenues from Azactam, Prialt and Maxipime.

	Three Months Ended March 31
	2010 US$m	2011 US$m

Product revenue
Tysabri – U.S.	135.2	169.9
Tysabri – Rest of world (ROW)	63.6	75.3
Total Tysabri	198.8	245.2
Azactam	25.5	—
Prialt	4.6	—
Maxipime	3.8	—
Royalties	0.4	1.9
Total product revenue from BioNeurology business	233.1	247.1

Contract revenue	1.0	—

Total revenue from BioNeurology business	234.1	247.1

Tysabri

Global in-market net sales of Tysabri can be analyzed as follows:
	Three Months Ended March 31
	2010 US$m	2011 US$m
United States	135.2	169.9
ROW	156.7	179.5
Total Tysabri in-market net sales	291.9	349.4

For the first quarter of 2011, Tysabri in-market net sales increased by 20% to $349.4 million from $291.9 million for the same period of 2010. The growth reflects increased patient demand across global markets and a higher price in the United States, partially offset by exchange rate movements and some price pressure in the ROW. At the end of March 2011, approximately 58,400 patients were on therapy worldwide, including approximately 27,800 commercial patients in the United States and approximately 30,000 commercial patients in the ROW, representing an increase of 3% over the approximately 56,600 patients who were on therapy at the end of December 2010, and 16% over the approximately 50,300 patients who were on the therapy at the end of March 2010.

Tysabri was developed and is being marketed in collaboration with Biogen Idec, Inc. (Biogen Idec). In general, subject to certain limitations imposed by the parties, Elan shares with Biogen Idec most of the development and commercialization costs for Tysabri. Biogen Idec is responsible for manufacturing the product. In the United States, Elan purchases Tysabri from Biogen Idec and is responsible for distribution. Consequently, Elan records as revenue the net sales of Tysabri in the U.S. market. Elan purchases product from Biogen Idec at a price that includes the cost of manufacturing, plus Biogen Idec's gross margin on Tysabri, and this cost, together with royalties payable to other third parties, is included in cost of sales.

Outside of the United States, Biogen Idec is responsible for distribution and Elan records as revenue its share of the profit or loss on these sales of Tysabri, plus Elan’s directly-incurred expenses on these sales, which are primarily comprised of royalties that Elan incurs and are payable by Elan to third parties and are reimbursed by the collaboration.

Tysabri – U.S.

In the U.S. market, Elan recorded net sales of $169.9 million for the first quarter of 2011, an increase of 26% over net sales of $135.2 million in the same period of 2010. Almost all of these sales are for the multiple sclerosis (MS) indication.

The increase in sales in the first quarter of 2011 over the first quarter of 2010 was due principally to increased demand and a higher price, partially offset by the impact of healthcare reform. The 5% increase in sales in the first quarter of 2011 over the fourth quarter of 2010 reflected increased demand and a higher net price.

At the end of March 2011, approximately 27,800 patients were on commercial therapy, which represents an increase of 10% over the approximately 25,200 patients who were on therapy at the end of March 2010.

Tysabri – ROW

In the ROW markets, Biogen Idec is responsible for distribution and Elan records as revenue its share of the profit or loss on ROW sales of Tysabri, plus Elan’s directly-incurred expenses on these sales. As a result, in the ROW markets, Elan recorded net revenue of $75.3 million for the first quarter of 2011, compared to $63.6 million for the first quarter of 2010, an increase of 18%.  Elan’s net Tysabri ROW revenue is calculated as follows:
	Three Months Ended March 31
	2010 US$m	2011 US$m
ROW in-market sales by Biogen Idec	156.7	179.5
ROW operating expenses incurred by the collaboration	(74.1)	(82.4)
ROW operating profit generated by the collaboration	82.6	97.1
Elan’s 50% share of Tysabri ROW collaboration operating profit	41.3	48.6
Elan’s directly incurred costs	22.3	26.7
Net Tysabri ROW revenue	63.6	75.3

ROW in-market sales grew by 15% in the first quarter of 2011 compared to the same period of 2010.  This increase reflects increased demand, partially offset by movements in exchange rates and a lower average price.

As Tysabri ROW in-market sales are principally earned in the European Union, for the first quarter of 2011, in-market sales were negatively impacted by approximately $2 million by the depreciation of the euro against the dollar, compared to the first quarter of 2010.

At the end of March 2011, approximately 30,000 patients, principally in the European Union, were on commercial therapy, an increase of 22% over the approximately 24,600 patients who were on therapy at the end of March 2010.

Other BioNeurology products

Elan ceased distributing Azactam, as of March 31, 2010, and Maxipime, as of September 30, 2010. Revenue for Azactam and Maxipime for the first quarter of 2010 was $25.5 million and $3.8 million, respectively. Elan divested its Prialt assets and rights in May 2010. Prialt revenue for the first quarter of 2010 was $4.6 million.

Revenue from the EDT business

For the first quarter of 2011, revenue from the EDT business decreased by 14% to $65.9 million from $76.4 million for the first quarter of 2010. This decline was due primarily to milestones received on approval of Ampyra and the supply of initial launch quantities in 2010, together with the impact of generic competition on sales of Skelaxin.
	Three Months Ended March 31
	2010 US$m	2011 US$m
Product revenue
Manufacturing revenue and royalties
Ampyra	18.9	16.6
TriCor®	11.2	11.3
Focalin® XR / Ritalin LA®	8.8	8.6
Skelaxin®	4.8	—
Other	29.0	27.4
Total manufacturing revenue and royalties	72.7	63.9
Contract revenue
Research revenue	1.2	2.0
Milestone payments	2.5	—

Total revenue from the EDT business	76.4	65.9

Manufacturing revenue and royalties comprise revenue earned from products manufactured for clients and royalties earned principally on sales by clients of products that incorporate Elan’s technologies. Except as noted above, no other product accounted for more than 10% of total manufacturing revenue and royalties for the first quarter of 2011 or 2010. For the first quarter of 2011, of the total of $63.9 million (2010: $72.7 million) in manufacturing revenue and royalties, 30% (2010: 28%) consisted of royalties received on products that were not manufactured by Elan.

The manufacturing and royalty revenue recorded for Ampyra in the first quarter of 2010 of $18.9 million principally reflected shipments to Acorda Therapeutics, Inc. (Acorda) to satisfy Acorda’s initial stocking requirements for the launch of the product as well as build-up of safety stock supply. Elan records revenue upon shipment of Ampyra to Acorda, as this revenue is not contingent upon ultimate sale of the shipped product by Acorda or its customers. Consequently, revenue varies with shipments and is not based directly on in-market sales.

Ampyra, which is globally licensed to Acorda, is marketed and distributed in the United States by Acorda and if approved outside the United States will be marketed and distributed by Biogen Idec, Acorda’s sub-licensee, where it is called Fampyra® (prolonged-release fampridine tablets). In January 2011, the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) issued a negative opinion, recommending against approval of Fampyra. EDT has the right to manufacture supplies of Ampyra for the global market at its Athlone, Ireland facility, under a supply agreement with Acorda.

Additional analyses of the results between the BioNeurology and EDT businesses are set out in Appendix I. Adjusted EBITDA from the EDT business decreased to $28.0 million for the first quarter of 2011, from $33.5 million for the first quarter of 2010, reflecting the transition of this business away from some of the older products, such as Skelaxin, to newer products, such as Ampyra and Invega® Sustenna®. EDT revenue, and its impact on Adjusted EBITDA, varies from quarter to quarter based on a number of factors, including the timing of customer orders, license fees earned, and contractual in-market sales hurdles for royalties.

Potential generic competitors have challenged the existing patent protection for several of the products from which EDT earns manufacturing revenue and royalties. Elan and its clients defend the parties’ intellectual property rights vigorously. However, if these challenges are successful, EDT’s manufacturing revenue and royalties will be materially and adversely affected. As a result of the approval and launch of generic forms of Skelaxin in April 2010, EDT’s royalty revenue from this product has significantly declined.

Operating Expenses

Selling, general and administrative

SG&A expenses decreased by 10% to $57.3 million from $64.0 million for the same period of 2010. The decrease principally reflects the inclusion of sales and marketing expenses related to Prialt in the first quarter of 2010, along with lower support costs in the first quarter of 2011 as a result of the realignment and restructuring of the R&D organization within Elan’s BioNeurology business in 2010.

SG&A expense for the three months ended March 31, 2011 and 2010 can be analyzed as follows:

	Three Months Ended March 31
	2010 US$m	2011 US$m
BioNeurology	47.9	42.2
EDT	8.2	7.1
Depreciation and amortization	3.2	2.6
Share-based compensation	4.7	5.4
Total	64.0	57.3

The SG&A expenses related to the Tysabri ROW sales are reflected in the Tysabri ROW revenue as previously described on page 9.

Research and development

	Three Months Ended March 31
	2010 US$m	2011 US$m
BioNeurology	46.4	41.4
EDT	11.3	10.6
Depreciation and amortization	2.9	3.1
Share-based compensation	4.2	4.4
Total	64.8	59.5

For the first quarter of 2011, R&D expenses decreased 8% to $59.5 million from $64.8 million for the same period of 2010. The decrease primarily relates to the realignment and restructuring of the R&D organization within Elan’s BioNeurology business in 2010, partially offset by increased investment in development activities related to Tysabri.

Research and development update - BioNeurology

At the 63rd Annual Meeting of the American Academy of Neurologists (AAN), an analysis supporting efforts to further stratify the risk of progressive multifocal leukoencephalopathy (PML) in Tysabri-treated MS patients was presented. This indicated that anti-JC virus (JCV) antibody status in combination with two previously-established risk factors – prior immunosuppressant (IS) therapy and Tysabri treatment duration – may further quantify and stratify patients’ risk for developing PML.

In the analysis, patients who were anti-JCV antibody negative appeared to be at the lowest risk for developing PML. Patients who exhibited all three risk factors, meaning they were anti-JCV antibody positive, had received IS therapy prior to initiating treatment with Tysabri and were treated with Tysabri for at least two years, appeared to have the greatest risk.

These findings support the hypothesis that anti-JCV antibody status may aid to better stratify patients at lower or higher risk for PML when combined with previously established risk factors.

In addition, numerous studies involving Tysabri were presented at the 63rd Annual Meeting of the AAN, further strengthening the product’s established efficacy profile.

In April 2011, Elan and Biogen Idec announced that the CHMP adopted a positive opinion for inclusion of an additional risk factor, anti- JCV antibody status, to the product label for Tysabri in the European Union. The CHMP also adopted a positive opinion for the five-year renewal of the Marketing Authorisation for Tysabri.

Research and development update - EDT

In March 2011, EDT’s licensee Janssen-Cilag International NV, announced the approval of Xeplion® (marketed as Invega Sustenna in the United States), a once monthly atypical antipsychotic injection, by the European Commission. This is the first approval of an injectible product using the NanoCrystal® technology by the European Commission. The technology allows for a ready-to-use, one-month duration, intra-muscular injection formulation of paliperidone palmitate. The intra-muscular injection is administered using a small bore needle and small volume syringe. EDT will receive mid-single digit royalties on sales of Xeplion.

Equity method investment (Janssen AI)

As part of Elan’s 2009 transaction with Johnson & Johnson, Janssen Alzheimer Immunotherapy (Janssen AI), a subsidiary of Johnson & Johnson, acquired substantially all of Elan’s assets and rights related to its Alzheimer’s Immunotherapy Program (AIP) collaboration with Wyeth (which has been acquired by Pfizer Inc. (Pfizer)). Under the terms of this transaction, Elan has a 49.9% shareholding in Janssen AI.

Elan recorded a non-cash net loss on equity method investment of $12.5 million for the first quarter of 2011 (2010: $4.8 million) in relation to its investment in Janssen AI. During the first quarter of 2011, $47.6 million (2010: $40.6 million) of the $500.0 million funding commitment provided by Johnson & Johnson to Janssen AI was spent. As of March 31, 2011, the remaining balance of the $500.0 million funding commitment was $224.4 million. Based on current spend levels, Elan anticipates that it may be called upon to provide funding to Janssen AI commencing at some time in 2012.

The AIP collaboration includes bapineuzumab-IV, bapineuzumab subcutaneous and ACC-001, as well as other compounds. In January 2011, Johnson & Johnson reported that enrollment was completed for the North American Phase 3 trials and sub-studies of bapineuzumab, which are 18-month trials. Bapineuzumab trials outside North America continued to enroll patients.

As part of a review of Elan’s 2009 Annual Report on Form 20-F by the Staff of the U.S Securities and Exchange Commission’s Division of Corporation Finance, the Company has received and responded to comments from the Staff. As of the date of this financial results press release, the Staff continues to review the Company’s responses in respect of comments related to its accounting for the 2009 transaction with Johnson & Johnson. If the Company determines that changes are appropriate with respect to Elan’s accounting for the 2009 transaction with Johnson & Johnson, any such changes will not affect the economic rights or obligations under, or any other terms of, this transaction, nor will they result in any adjustment to Elan’s historical revenue, Adjusted EBITDA or cash or cash equivalents.

Legal settlement gain

In June 2008, a jury ruled in the U.S. District Court for the District of Delaware that Abraxis (since acquired by Celgene Corporation) had infringed a patent owned by Elan in relation to the application of its NanoCrystal technology to Abraxane. The Company was awarded $55 million, applying a royalty rate of 6% to sales of Abraxane from January 1, 2005 through June 13, 2008 (the date of the verdict), though the judge had yet to rule on post-trial motions or enter the final order. This award and damages associated with the continuing sales of the Abraxane product were subject to interest. In February 2011, Elan entered into an agreement with Abraxis to settle this litigation. As part of the settlement agreement with Abraxis, the Company received $78.0 million in full and final settlement during the first quarter of 2011 and recorded a gain of this amount in the first quarter of 2011. Elan will not receive future royalties in respect of Abraxane.

Other net charges

Other net charges for the three months ended March 31, 2011 and 2010 were as follows:

	Three Months Ended March 31
	2010 US$m	2011 US$m
Facilities charges	—	1.9
Severance and restructuring charges	2.1	1.1
Prialt intangible asset impairment	1.4	—
Other	—	(0.7)
Total	3.5	2.3

For the first quarter of 2011, other net charges include facilities charges of $1.9 million, and severance and restructuring charges of $1.1 million, associated with the realignment and restructuring of the R&D organization within Elan’s BioNeurology business in 2010.

Movement in Shareholders’ Equity

US$m
Balance at December 31, 2010	194.3
Net income for the period	68.2
Share-based compensation	10.5
Issuance of share capital	1.2
Other	(0.3)
Balance at March 31, 2011	273.9

About Elan

Elan Corporation, plc (NYSE: ELN) is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York and Irish Stock Exchanges.  For additional information about the Company, please visit www.elan.com.

Forward-Looking Statements

This document contains forward-looking statements about Elan’s financial condition, results of operations, business prospects and products in research and development that involve substantial risks and uncertainties.  You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “will”, “believe”, “expect” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events.  Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the potential of Tysabri, which may be severely constrained by increases in the incidence of serious adverse events (including death) associated with Tysabri (in particular, by increases in the incidence rate for cases of PML), or by competition from existing or new therapies (in particular, oral therapies), and the potential for the successful development and commercialization of additional products; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of our research and development activities, and research and development activities in which we retain an interest, including, in particular, whether the Phase 3 clinical trials for bapineuzumab are successful and the speed with which regulatory authorizations and product launches may be achieved; our dependence on Johnson & Johnson and Pfizer for the success of AIP; failure to comply with kickback and false claims laws in respect to past practices related to the marketing of Zonegran which were investigated by the U.S. Department of Justice and the U.S. Department of Health and Human Services (we reached an agreement to resolve this Zonegran matter which required Elan to pay a $203.5 million fine and to take other actions that could have a material adverse effect on Elan); difficulties or delays in manufacturing and supply of Tysabri; trade buying patterns; the impact of generic and potential biosimilar competition, whether restrictive covenants in Elan’s debt obligations will adversely affect Elan; the trend towards managed care and health care cost containment, including Medicare and Medicaid; legislation affecting pharmaceutical pricing and reimbursement, both domestically and internationally; failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability (including, in particular, with respect to Tysabri) and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, securities class actions, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s products or product candidates; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in United States and International generally accepted accounting principles; changes to Elan’s historic or future accounting for the Johnson & Johnson Transaction; growth in costs and expenses; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Appendix I

Three Months Ended March 31, 2010				Three Months Ended March 31, 2011
Bio- Neurology	EDT	Total		Bio- Neurology	EDT	Total
US$m	US$m	US$m		US$m	US$m	US$m
			Revenue
233.1	72.7	305.8	Product revenue	247.1	63.9	311.0
1.0	3.7	4.7	Contract revenue	—	2.0	2.0
234.1	76.4	310.5	Total revenue	247.1	65.9	313.0
114.7	30.8	145.5	Cost of goods sold	131.4	24.7	156.1
119.4	45.6	165.0	Gross margin	115.7	41.2	156.9

			Operating Expenses
54.5	9.5	64.0	Selling, general and administrative(1)	48.6	8.7	57.3
51.7	13.1	64.8	Research and development	46.8	12.7	59.5
—	—	—	Legal settlement gain	—	(78.0)	(78.0)
3.5	—	3.5	Other net charges	2.3	—	2.3
109.7	22.6	132.3	Total operating expenses	97.7	(56.6)	41.1
9.7	23.0	32.7	Operating income	18.0	97.8	115.8

7.3	8.5	15.8	Depreciation and amortization	7.2	5.5	12.7
(0.1)	—	(0.1)	Amortized fees	0.1	(0.1)	—
7.5	2.0	9.5	Share-based compensation	7.7	2.8	10.5
—	—	—	Legal settlement gain	—	(78.0)	(78.0)
3.5	—	3.5	Other net charges	2.3	—	2.3
27.9	33.5	61.4	Adjusted EBITDA	35.3	28.0	63.3

 (1) General and corporate costs have been allocated between the two segments.